Exhibit 99.5

KPMG LLP Chartered Accountants 500, 475 – 2nd Avenue South Saskatoon Saskatchewan S7K 1P4 Canada	Telephone (306) 934-6200 Fax (306) 934-6233 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Claude Resources Inc.

We consent to the use of our report dated March 26, 2015 with respect to the financial statements which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information included in this annual report on Form 40-F.

Chartered Professional Accountants

March 29, 2016

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.